Exhibit 99.5

Barington Capital Group, L.P.

888 Seventh Avenue

New York, New York 10019

March 9, 2015

Mr. John W. Everets

Director

The Eastern Company

112 Bridge Street

Naugatuck, Connecticut 06770

Dear Mr. Everets:

It was a pleasure meeting you last Monday in New York City.  During our meeting, you informed us that the Board of Directors of The Eastern Company intends to expand its current five-person Board to add at least two new directors.  You also informed us that the Board is willing to add Michael McManus, one of our director nominees, to the expanded Board if Barington will agree to enter into a standstill agreement with the Company.

We are writing to let you know that we are amenable to entering into a settlement agreement with the Company that includes an appropriate standstill provision.  However, given Eastern’s share price performance and corporate governance under its current Board of Directors, we strongly believe that the addition of only one of our two director nominees to the Board is not sufficient to ensure that the Board has the experience and shareholder-focused representatives we believe are necessary to help improve long-term value and protect shareholder interests.

As indicated in the table below, Eastern’s common stock has significantly underperformed its peers and the market as a whole over the one, three, five and ten-year periods preceding the public disclosure of our 5.2% ownership position in the Company on September 30, 2014.  Eastern’s common stock has also materially underperformed these benchmarks during the 17-year tenure of Leonard Leganza as the Company’s President and Chief Executive Officer through such date.

	1 Year (9/30/13-9/29/14)	3 Years (9/30/11-9/30/14)	5 Years (9/30/09-9/29/14)	10 Years (9/30/04-9/29/14)	CEO Tenure (4/24/97-9/29/14)
The Eastern Company	0.94%	-6.2%	14.5%	55.0%	89.4%
Peer Group Median[1]	4.3%	53.2%	99.1%	109.4%	132.6%
Russell 2000 Index[2]	5.5%	80.9%	97.8%	102.1%	140.6%
Wilshire 5000 Index[2]	18.1%	86.9%	109.7%	114.8%	148.0%

As one of the largest shareholders of the Company, we find this record unacceptable. After more than two years of attempting to work privately with Mr. Leganza to improve Eastern’s share price performance to no avail, we believe that we have no choice but to proceed with our proxy solicitation to elect to the Board our two highly-qualified director nominees who possess the background and experience we believe are necessary to enhance long-term shareholder value.

We take umbrage to your assertion that it may not be appropriate to add me to the Eastern Board because Barington’s interests are not aligned with those of the Company’s other shareholders.  As the beneficial owner of significantly more shares than any incumbent director, we strongly believe that our interests are more aligned with shareholders than any of Eastern’s other directors. Our interest is not in protecting board seats that we have held for over 25 years.  It is seeking to maximize the long-term value of Eastern’s common stock for the benefit of all shareholders of the Company.

As noted recently by APB Financial Group in its January 30, 2015 analyst report regarding OMNOVA Solutions, Inc.:

“Barington has a proven track record of successful investments, especially in the industrial and Specialty Chemical Space….Barington Capital, which was founded by James Mitarotonda in January 2000, prefers to work constructively with the board and management to effect change and likes to obtain board seats at its investment companies.  We highlight that this activist is not what we refer to as a ‘hit and run’ activist and instead has a history of working with companies over multi-year periods.  We point to the activist’s successful investment in A. Schulman, which spanned over nine years.”

It is our belief that if the Eastern Board was truly focused on improving shareholder value and protecting shareholder interests, it would have taken action long ago to improve the Company’s corporate governance.  Academic studies have demonstrated that companies with poor corporate governance tend to underperform their better-governed peers, and we believe that is the case at Eastern.

The Eastern Board has overseen the implementation (or preservation) of a fortress of anti-takeover defenses, which has caused us to question whether the incumbent directors are more focused on maintaining their directorships and the continued employment of Mr. Leganza than in protecting shareholder interests.  Among other things, the Company has a staggered board of directors, a “poison pill” shareholder rights plan with a ten-percent trigger that has not been approved by shareholders, and a plurality voting standard for uncontested director elections.  The Company also lacks an independent nominating and corporate governance committee and has failed to separate the roles of Chairman and CEO (or even appoint an independent lead or presiding director), which we believe has reduced the ability of the Board to effectively oversee and act independently of management.  We are committed to seeing the Eastern Board take action to improve its corporate governance in these and in other areas,3 and would be happy to share our thoughts with you on this subject in greater detail.

In closing, we strongly encourage you to add our two nominees to the Eastern Board.  We are convinced that the addition of our nominees will ensure that the Board has the experience we believe is necessary to help improve the Company’s strategic focus, return on invested capital, anemic organic growth and poor corporate governance.  We have helped improve long-term shareholder value at numerous undervalued industrial companies, including Ameron International, Gerber Scientific, Lancaster Colony Corporation, Stewart & Stevenson Services and A. Schulman, Inc., and are confident that we can help do the same at Eastern.  We invite you to call the directors and executives that we have worked with at these companies to confirm the contributions we have made.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda

1   Median performance of peer group established by Equilar, Inc. This peer group is utilized by Glass Lewis & Co., a leading proxy advisory firm, for comparative purposes in its 2014 proxy report. Excludes members of the peer group during any periods that they are not publicly traded. Source: S&P Caital IQ.

2   Source: S&P Capital IQ.  The Wilshire 5000 and Russell 2000 Index performance figures have been calculated by S&P Capital IQ assuming that dividends are reinvested.

3   Among other things, we also recommend that the Eastern Board disclose details of its CEO succession plan, implement minimum share ownership requirements for the Board and senior management, add a clawback provision to the Company’s compensation plans, and consider replacing directors that have served for more than 20 years.